EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Six Months Ended June 30, 2008	For the Years Ended December 31,
		2007	2006	2005	2004	2003
Earnings Available for Fixed Charges:
(Loss) income from continuing operations before income taxes	$(44,869)	$703,398	$683,756	$652,049	$696,254	$740,854
Add: Minority interest (income) losses in consolidated subsidiaries	(341)	255	271	142	(93)	345
Add:
Interest expense	32,615	70,974	79,853	76,490	77,764	80,577
Appropriate portion of rents (a)	14,770	28,245	25,724	20,475	18,831	16,627

Earnings available for fixed charges	$2,175	$802,872	$789,604	$749,156	$792,756	$838,403

Fixed Charges:
Interest expense	$32,615	$70,974	$79,853	$76,490	$77,764	$80,577
Appropriate portion of rents (a)	14,770	28,245	25,724	20,475	18,831	16,627

Fixed charges	$47,385	$99,219	$105,577	$96,965	$96,595	$97,204

Ratio of earnings to fixed charges	(b)	8.09 X	7.48 X	7.73 X	8.21 X	8.63 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.
(b)	Earnings for the six months ended June 30, 2008 were inadequate to cover fixed charges by approximately $45 million.